Exhibit 99.1

February 18, 2011

VIA SEDAR

To the securities regulatory authorities of each of the Provinces of Canada

Re:	Canadian Satellite Radio Holdings Inc. (the “Company”) Report of voting results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

To Whom It May Concern:

In accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Annual and Special Meeting of the shareholders of the Company held on February 17, 2011.

	Item voted upon	Voting result

1.	Election of Directors*	Carried on a show of hands.

2.	Appointment of Auditors*	Carried on a show of hands.

3.	Approving the Share Issuance Resolutions, the full text of which is set out in Appendix “B” to the management information circular of the issuer dated January 12, 2011 (the “Circular”).*	Carried on a show of hands.

4.	Approving the New Board Resolutions, the full text of which is set out in Appendix “C” to the Circular. *	Carried on a show of hands.

5.	Approving the Articles of Amendment Resolutions, the full text of which is set out in Appendix “D” to the Circular. **	Carried on a show of hands.

*   Requiring a vote of more than 50% of the votes cast by disinterested shareholders.
** Requiring a vote of at least 66 2/3% of the votes cast by disinterested shareholders.

Trusting the whole is to your satisfaction, we remain, yours truly,

“Oliver Jaakkola”
Oliver Jaakkola
General Counsel